UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No.     )*

Under the Securities Exchange Act of 1934

Holicity Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Titles of Class of Securities)

435063102

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out of a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 435063102	Schedule 13G

1	NAME OF REPORTING PERSON X-icity Holdings Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER - 0 -
	6	SHARED VOTING POWER 6,731,100 (1)(2)(3)(4)
	7	SOLE DISPOSITIVE POWER - 0 -
	8	SHARED DISPOSITIVE POWER 6,731,100 (1)(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,731,100 (1)(2)(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 17.95% (5)
12	TYPE OF REPORTING PERSON OO

(1)	The securities are held directly by X-icity Holdings Corporation (the “Sponsor”) and indirectly by Craig McCaw, who is the Chief Executive Officer of the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Mr. McCaw may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

(2)	The Sponsor owns 6,731,100 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Holicity Inc. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-239926) (the “Registration Statement”).

(3)	Excludes 5,333,333 shares of Class A Common Stock issuable upon the exercise of 5,333,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities” in the Registration Statement.

(4)	The Sponsor is the record holder of the securities reported herein. Mr. McCaw is the Co-CEO and more than 10% owner of Pendrell Corporation (“PCO”) which owns 100% of Sponsor. Mr. McCaw shares voting and investment discretion with respect to the common stock held of record by PCO. Mr. McCaw disclaims any beneficial ownership of any shares held by PCO or the Sponsor.

(5)	Based on 30,000,000 shares of Class A Common Stock and 7,500,000 shares of Class B Common Stock outstanding as of November 4, 2020, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2020.

CUSIP No. 435063102	Schedule 13G

1	NAME OF REPORTING PERSON Craig McCaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 165,000
	6	SHARED VOTING POWER 6,731,100 (1)(2)(3)(4)
	7	SOLE DISPOSITIVE POWER 165,000
	8	SHARED DISPOSITIVE POWER 6,731,100 (1)(2)(3)(4)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,896,100 (1)(2)(3)(4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☒
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 18.39% (5)
12	TYPE OF REPORTING PERSON IN

(1)	6,731,100 of the securities are held directly by X-icity Holdings Corporation (the “Sponsor”) and indirectly by Craig McCaw, who is the Chief Executive Officer of the Sponsor and has voting and dispositive power over the securities held directly by the Sponsor. As a result, Mr. McCaw may be deemed to have beneficial ownership of the securities held directly by the Sponsor.

(2)	The Sponsor owns 6,731,100 shares of Class B Common Stock, par value $0.0001 per share (“Class B Common Stock”), of Holicity Inc. (the “Issuer”), which are convertible into shares of Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”), of the Issuer, as described under the heading “Description of Securities” in the Issuer’s registration statement on Form S-1 (File No. 333-239926) (the “Registration Statement”).

(3)	Excludes 5,333,333 shares of Class A Common Stock issuable upon the exercise of 5,333,333 private placement warrants of the Issuer. Each private placement warrant is exercisable to purchase one share of Class A Common Stock at a price of $11.50 per share, subject to adjustment, becomes exercisable 30 days after the completion of the Issuer’s initial business combination and expires five years after the completion of the Issuer’s initial business combination or earlier upon redemption or liquidation, as described under the heading “Description of Securities” in the Registration Statement.

(4)	The Sponsor is the record holder of 6,731,100 of the shares reported herein. Mr. McCaw is the Co-CEO and more than 10% owner of Pendrell Corporation (“PCO”) which owns 100% of Sponsor. Mr. McCaw shares voting and investment discretion with respect to the common stock held of record by PCO. Mr. McCaw disclaims any beneficial ownership of any shares held by PCO or the Sponsor.

(5)	Based on 30,000,000 shares of Class A Common Stock and 7,500,000 shares of Class B Common Stock outstanding as of November 4, 2020, as reported by the Issuer in its Form 10-Q filed with the U.S. Securities and Exchange Commission on November 4, 2020.

Item 1(a). Name of Issuer:

Holicity Inc.

Item 1(b). Address of Issuer’s Principal Executive Offices:

2300 Carillon Point

Kirkland, WA 98033

Item 2(a). Name of Person Filing:

This statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

1.	X-icity Holdings Corporation
2.	Craig McCaw

Item 2(b). Address of Principal Business Office or, if none, Residence:

The principal business address of each of the Reporting Persons is as follows:

2300 Carillon Point

Kirkland, WA 98033

Item 2(c). Citizenship:

See responses to Item 4 on each cover page.

Item 2(d). Titles of Classes of Securities:

Class A Common Stock, par value $0.0001 per share.

Item 2(e). CUSIP Number:

435063102

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a(n):

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	Investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐	Employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐	Parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐	Non-U.S. institution, in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	Group in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240. 13d-1(b)(1)(ii)(J), please specify the type of institution: ______________ .

Item 4. Ownership

(a)	Amount beneficially owned:

See responses to Item 9 on each cover page.

(b)	Percent of class:

See responses to Item 11 on each cover page.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8. Identification and Classification of Members of the Group.

Not Applicable.

Item 9. Notice of Dissolution of Group.

Not Applicable.

Item 10. Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 16, 2021

X-icity Holdings Corporation

By:	/s/ Craig McCaw
Name:	Craig McCaw
Title:	Chief Executive Officer

/s/ Craig McCaw
Craig McCaw

Exhibit 1

JOINT FILING AGREEMENT

This joint filing agreement (this “Agreement”) is made and entered into as of this 16th day of February, 2021, by and between X-icity Holdings Corporation and Craig McCaw.

The parties to this Agreement hereby acknowledge and agree that the foregoing statement on Schedule 13G in respect of the shares of Class A Common Stock, par value $0.0001 per share, of X-icity Holdings Corporation (to which this Agreement is an exhibit) is filed on behalf of each of the parties to this Agreement and that all subsequent amendments to this statement on Schedule 13G may be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The parties to this Agreement acknowledge that each shall be responsible for the timely filing of the Schedule 13G and any such amendments thereto, and for the completeness and accuracy of the information concerning him or it contained herein or therein, but shall not be responsible for the completeness and accuracy of the information concerning the other persons making the filing, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

This agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first set forth above.

X-icity Holdings Corporation

By:	/s/ Craig McCaw
Name:	Craig McCaw
Title:	Chief Executive Officer

/s/ Craig McCaw
Craig McCaw